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                                                                         Exhibit 12

                               North Shore Gas Company and Subsidiary Companies

                    Statement Re:  Computation of Ratio of Earnings to Fixed Charges
                                           (Dollars in Thousands)




                                                    Fiscal years ended September 30,
                                           1998        1997        1996        1995        1994

Net Income Before Preferred
  Stock Dividends                       $  12,986   $ 14,814    $ 16,347    $  9,048    $ 10,378

Add - Income Taxes                          8,124      9,229      10,154       4,859       5,087
      Fixed Charges (see below)             5,190      5,068       5,741       7,196       6,648

Earnings                                $  26,300   $ 29,111    $ 32,242    $ 21,103    $ 22,113

Fixed Charges:
  Interest on Long-Term Debt            $   4,625   $  4,627    $  4,937    $  5,905    $  6,326
  Other Interest                              565        441         804       1,291         322

     Total Fixed Charges                $   5,190   $  5,068    $  5,741    $  7,196    $  6,648

Ratio of Earnings to Fixed Charges           5.07       5.74        5.62        2.93        3.33

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